UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FERRO CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
6.50% Convertible Senior Notes Due 2013
(Title of Class of Securities)
315405AL4
(CUSIP Number of Class of Securities)
Thomas R. Miklich
Vice President and Chief Financial Officer
Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114
(216) 641-8580
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

Mark H. Duesenberg	Christopher M. Kelly
Vice President, General Counsel and Secretary	Michael J. Solecki
Ferro Corporation	Jones Day
1000 Lakeside Avenue	901 Lakeside Avenue
Cleveland, Ohio 44114	Cleveland, Ohio 44114
Phone: (216) 641-8580	Phone: (216) 586-3939
Fax: (216) 579-0212
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$174,225,000(1)	$12,422.25(2)

(1)	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated based on the purchase of $172,500,000 aggregate principal amount of the issuer’s 6.50% Convertible Senior Notes due 2013 at the tender offer price of $1,010 per $1,000 principal amount of such Convertible Notes.

(2)	The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of transaction value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Ferro Corporation, an Ohio corporation (the “Company”), to purchase any and all of its issued and outstanding 6.50% Convertible Senior Notes due 2013 (the “Convertible Notes”) for an amount in cash equal to $1,010 per $1,000 principal amount of the Convertible Notes validly tendered and accepted for purchase plus accrued and unpaid interest thereon up to, but not including, the date of purchase. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Tender Offer”).
     This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934.
Item 1. Summary Term Sheet.
     The information set forth under “Important Information” and “Summary” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. This is an issuer tender offer made by the filing person and subject company, Ferro Corporation, an Ohio corporation, with its principal executive offices located at 1000 Lakeside Avenue, Cleveland, Ohio 44114; telephone number (216) 641-8580.
     (b) Securities. The subject class of securities is the Company’s 6.50% Convertible Senior Notes due 2013, of which $172,500,000 aggregate principal amount was outstanding as of June 30, 2010.
     (c) Trading Market and Price. The information set forth under “Market Price Information” in the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     The filing person is the Company. The business address and business telephone number of the Company and of each of the persons listed below is Ferro Corporation, an Ohio corporation, with its principal executive offices located at 1000 Lakeside Avenue, Cleveland, Ohio 44114; telephone number (216) 641-8580. None of the following individuals own any of the Convertible Notes, nor has any such individual participated in any transaction involving the Convertible Notes in the last 60 days.

Name	Position
James F. Kirsch	Chairman, President and Chief Executive Officer
Thomas R. Miklich	Vice President and Chief Financial Officer
Mark H. Duesenberg	Vice President, General Counsel & Secretary
Ann E. Killian	Vice President, Human Resources
Michael J. Murry	Vice President, Electronics, Color and Glass Materials
Peter T. Thomas	Vice President, Polymer and Ceramic Engineered Materials
Richard C. Brown	Director
Sandra Austin Crayton	Director
Richard J. Hipple	Director
Jennie S. Hwang, Ph.D.	Director
Gregory E. Hyland	Director
William B. Lawrence	Director
William J. Sharp	Director
Ronald P. Vargo	Director
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Offer to Purchase under “Important Information,” “Ferro Corporation,” “Available Information and Incorporation of Documents by Reference,” “Forward-Looking Statements,”

“Description of the Convertible Notes,” “Purpose of the Tender Offer,” “Certain Significant Consequences,” “The Tender Offer,” “Certain U.S. Federal Income Tax Considerations” and “Market Price Information” is incorporated herein by reference.
     (b) Purchases. No member of the Company’s board of directors, Company officer or Company affiliate is eligible to participate in the tender offer.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in Item 12(d) below is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Offer to Purchase under “Purpose of the Tender Offer” is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under “Purpose of the Tender Offer” is incorporated herein by reference.
     (c) Plans. The information set forth in the Offer to Purchase under “The Tender Offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in the Offer to Purchase under “The Tender Offer” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     The information set forth in Item 3 above is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     The information set forth in the Offer to Purchase under “Persons Employed in Connection with the Tender Offer” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Financial Information. (1) – (2) The information set forth in (i) Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and (ii) Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 is incorporated by reference herein.
     (a)(3) Ratio of earnings to fixed charges. The Company’s ratio of earnings to fixed charges for the six-months ended June 30, 2010 was 2.05. Fixed charges are equal to interest expense (including amortization of deferred financing costs and costs associated with the Company’s asset securitization program), plus the portion of rent expense estimated to represent interest. Total earnings were insufficient to cover the fixed charges for the years ended December 31, 2009 and 2008 by $44.7 million and $58.2 million, respectively. The insufficient earnings were primarily due to losses from continuing operations of $40.0 million and $52.9 million in the years ended December 31, 2009 and 2008, respectively, and the non-cash impairment charges of $8.2 million and $80.2 million in the years ended December 31, 2009 and 2008, respectively. Accordingly, such ratios are not presented.
     (a)(4) Book value per share. As of June 30, 2010, the Company’s book value per share was $6.17.
     (b)     Pro Forma Information. Not applicable.
Item 11. Additional Information.
     (a)     Agreements, Regulatory Requirements and Legal Proceedings.
     (a)(1) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 is incorporated herein by reference.
     (a)(2) The Company is required to comply with federal and state securities laws and tender offer rules.
     (a)(3) None.
     (a)(4) None.
     (a)(5) None.

     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated July 27, 2010.

(a)(1)(ii)	Form of Letter of Transmittal (including Form W-9).

(a)(5)(i)	Press Release, dated July 27, 2010.

(d)(1)	Senior Indenture, dated as of March 5, 2008, by and between Ferro Corporation and U.S. Bank National Association. (Reference is made to Exhibit 4.5 to Ferro Corporation’s Registration Statement on Form S-3, filed March 5, 2008 (Registration Statement No. 333-149559), which Exhibit is incorporated here by reference.)

(d)(2)	First Supplemental Indenture, dated August 19, 2008, by and between Ferro Corporation and U.S. Bank National Association (with Form of 6.50% Convertible Senior Note due 2013). (Reference is made to Exhibit 4.2 to Ferro Corporation’s Current Report on Form 8-K, filed August 19, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(3)	Ferro Corporation Employee Stock Option Plan. (Reference is made to Exhibit 10.1 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(4)	Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.16 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(5)	Form of Terms of Incentive Stock Option Award Grants under the Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.17 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(6)	Form of Terms of Performance Share Awards under the Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.18 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(7)	Ferro Corporation 2006 Long-Term Incentive Plan (Reference is made to Exhibit 10.01 to Ferro Corporation’s Current Report on Form 8-K, filed November 8, 2006 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(8)	Form of Terms of Incentive Stock Option Award Grants under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.20 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(9)	Form of Terms of Nonstatutory Stock Option Grants under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.21 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008, which Exhibit is incorporated here by reference.)

(d)(10)	Form of Terms of Performance Share Awards under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.22 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(11)	Form of Terms of Restricted Share Awards under the Ferro Corporation 2006 Long-Term Incentive

Compensation Plan. (Reference is made to Exhibit 10.23 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(12)	Form of Terms of Deferred Stock Unit Awards under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.24 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(13)	Ferro Corporation 2010 Long-Term Incentive Plan (Reference is made to Exhibit 10.1 to Ferro Corporation’s Current Report on Form 8-K, filed May 6, 2010 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FERRO CORPORATION
By:	/s/ Thomas R. Miklich
	Name:	Thomas R. Miklich
	Title:	Vice President and Chief Financial Officer

Dated: July 27, 2010

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated July 27, 2010.

(a)(1)(ii)	Form of Letter of Transmittal (including Form W-9).

(a)(5)(i)	Press Release, dated July 27, 2010.

(d)(1)	Senior Indenture, dated as of March 5, 2008, by and between Ferro Corporation and U.S. Bank National Association. (Reference is made to Exhibit 4.5 to Ferro Corporation’s Registration Statement on Form S-3, filed March 5, 2008 (Registration Statement No. 333-149559), which Exhibit is incorporated here by reference.)

(d)(2)	First Supplemental Indenture, dated August 19, 2008, by and between Ferro Corporation and U.S. Bank National Association (with Form of 6.50% Convertible Senior Note due 2013). (Reference is made to Exhibit 4.2 to Ferro Corporation’s Current Report on Form 8-K, filed August 19, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(3)	Ferro Corporation Employee Stock Option Plan. (Reference is made to Exhibit 10.1 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(4)	Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.16 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(5)	Form of Terms of Incentive Stock Option Award Grants under the Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.17 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(6)	Form of Terms of Performance Share Awards under the Ferro Corporation 2003 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.18 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(7)	Ferro Corporation 2006 Long-Term Incentive Plan (Reference is made to Exhibit 10.01 to Ferro Corporation’s Current Report on Form 8-K, filed November 8, 2006 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(8)	Form of Terms of Incentive Stock Option Award Grants under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.20 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(9)	Form of Terms of Nonstatutory Stock Option Grants under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.21 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008, which Exhibit is incorporated here by reference.)

(d)(10)	Form of Terms of Performance Share Awards under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.22 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(11)	Form of Terms of Restricted Share Awards under the Ferro Corporation 2006 Long-Term Incentive

Compensation Plan. (Reference is made to Exhibit 10.23 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(12)	Form of Terms of Deferred Stock Unit Awards under the Ferro Corporation 2006 Long-Term Incentive Compensation Plan. (Reference is made to Exhibit 10.24 to Ferro Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)

(d)(13)	Ferro Corporation 2010 Long-Term Incentive Plan (Reference is made to Exhibit 10.1 to Ferro Corporation’s Current Report on Form 8-K, filed May 6, 2010 (SEC File No. 001-00584), which Exhibit is incorporated here by reference.)